SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 24, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.

Consolidated Earnings Release

3rd Quarter 2005 - Unaudited
Brasília, October 21, 2005.

BRTO3: R$18.00 / 1,000 shares
BRTO4: R$10.52 / 1,000 shares
BTM: US$13.90 / ADR

Market Value: R$7,709 million
Closing Price: October 20, 2005

COMPANHIA NÍVEL 1 MERCADO BOVESPA - BRASIL

BTM LISTED NYSE

RESULTS’ HIGHLIGHTS

FOCUS ON THE
QUARTER

1.7 million wireless accesses in service, a 24.6% increase

892.2 thousand ADSL accesses in service, a 19.4% increase

Net revenues reach R$2.6 billion

Wireline ARPU reaches R$85.6

Mobile ARPU is of R$28.2

Data communication’s revenues of R$498.5 million, a 10.4% growth

EBITDA of R$744.6 million

Wireline CAPEX of R$402.7 million

Mobile CAPEX of R$70.4 million

Brasília, October 21, 2005 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated results for the third quarter of 2005 (3Q05).

After one year of operations, Brasil Telecom GSM (BrT GSM) reached 1.7 million wireless accesses in service, a performance that surprised the telecom market in the world and assured the first place in market share among the companies which entered fourth in the market. Furthermore, BrT GSM surpassed 15% market share in the corporate business during this period, the most profitable segment within mobile telephony.

Operating Performance

Wireline Telephony
Brasil Telecom’s installed plant reached 10,796 thousand lines, sizable in comparison to the 2Q05.

At the end of the quarter, the plant in service was of 9,549 thousand lines, representing a net addition of 9.0 thousand lines during the quarter.

Mobile Telephony
From Brasil Telecom’s mobile plant, 456.5 thousand accesses in service were post-paid, representing 27.2% of the total.

Data Transmission
Brasil Telecom reached 892.2 thousand broadband accesses in the 3Q05, a 19.4% growth as compared to the previous quarter.

Financial Performance

Net revenues reached R$2,576.3 million in the 3Q05, a 9.1% and 2.1% growth as compared to 3Q04 and 2Q05’s net revenues, respectively.

Gross revenues from local service reached R$1,308.4 million in the 3Q05, 7.4% greater than 3Q04 and 6.6% greater than 2Q05’s gross revenues, respectively.

Gross revenues from internetwork calls reached R$849.3 million in the 3Q05, a 5.4% increase as compared to the 3Q04.

Revenues from data communications and other services reached R$498.5 million in the 3Q05, a 55.1% increase as compared to the 3Q04 and a 10.4% increase as compared to the 2Q05.

Wireline ARPU (net revenues/AVG. LIS/month) reached R$85.6 in the 3Q05, against R$81.8 in the 3Q04.

Mobile telephony gross revenues (excluding revenues obtained with Brasil Telecom S.A.) reached R$182.3 million in the 3Q05, including R$69.4 million from sale of handsets and accessories.

Mobile’s ARPU reached R$28.2 in the 3Q05.

The subscriber acquisition cost was of R$231.9 in the quarter.

Consolidated marketing and advertising expenses totaled R$47.4 million in the 3Q05, a 19.9% decrease as compared to the previous period.

The ratio of Losses with Accounts Receivable and gross revenues was of 2.8% in the 3Q05, against 2.3% in the 2Q05. Losses with Accounts Receivable totaled R$103.7 million in the 3Q05.

Brasil Telecom S.A.	Page 2 de 30

FOCUS ON 12
MONTHS

27.2% of mobile telephony clients are post-paid

95.6% increase in ADSL accesses in service

Net revenues growth of 9.1%

Gross revenues from data communications grow 55.1% and already correspond to 13.2% of total revenues

Wireline ARPU increased by 4.7%

Total debt is 7.3% lower

Year-to-date cost of debt is equal to 11.0% p.a., 57.9% of CDI

Operating cash flow of R$2.8 billion

At the end of September, 2005, Brasil Telecom’s total consolidated debt was of R$4,634.6 million, 7.3% lower than the one recorded in the 2Q05. The consolidated net debt was of R$3,145.1 million at the end of September.

The cost of debt accumulated in 2005 was equal to 11.0% p.a., or 57.9% of the CDI in the period.

The Company’s consolidated net debt/shareholders’ equity ratio was of 51.1% at the end of the 3Q05, against 51.7% at the end of June.

The dollar-denominated debt represented 12.7% of the total debt, totaling R$589.3 million at the end of 3Q05.

The foreign-currency-denominated debt represented 26.9% of the total debt.

Brasil Telecom hedged 58.3% of its foreign-currency-denominated debt, resulting in a total exposure of 12.1% .

Net Debt

	Set/04	Jun/05	Set/05	ΔTrimestre	Δ12 Meses

Total Debt	5,421.8	5,000.6	4,634.6	-7.3%	-14.5%
(-) Cash	2,598.9	1,776.0	1,489.5	-16.1%	-42.7%
Net Debt	2,822.9	3,224.6	3,145.1	-2.5%	11.4%
(-) Inter Company with BRP	1,014.7	1,040.3	592.9	-43.0%	-41.6%
Net Debt Ex-Inter Company with BRP	1,808.2	2,184.2	2,552.2	16.8%	41.1%

Investments in the wireline segment totaled R$402.6 million in the 3Q05, of which 38.7% were invested in the data network, intelligent network and information technology.

Mobile telephony segment investments reached R$70.4 million, against R$87.4 million in the 2Q05.

Brasil Telecom generated a positive operating cash flow of R$651.0 million in the 3Q05 and of R$2.8 billion in 12 months.

Financial Indicators

Financial Indicators	3Q04	2Q05	3Q05	ΔQuarter	Δ12 Months

EBITDA / Interest Expenses	6.95	6.87	5.87	-14.6%	-15.6%
Net Debt* / EBITDA (x4)	0.46	0.66	0.85	29.1%	85.6%
Total Debt / (EBITDA + Financial Income) (x4)	1.30	1.11	1.25	13.5%	-3.8%
EBITDA (x4) / Lines in Service	R$ 413	R$ 349	R$ 316	-9.6%	-23.5%
EBITDA (x4) / Employees (thousand)	R$ 627	R$ 501	R$ 447	-10.8%	-28.8%

* Net debt excluding inter-company loans with Brasil Telecom Participações.

Brasil Telecom S.A.	Page 4 de 30

INCOME STATEMENT

Table 1: Consolidated Income Statement – Brasil Telecom S.A.

	3T04	2T05	3T05	Δ Trimestre	Δ 12 Meses

GROSS REVENUES	3,315.2	3,642.4	3,766.7	3.4%	13.6%
Fixed Telephony	2,993.8	3,040.2	3,085.9	1.5%	3.1%
Local Service	1,218.3	1,226.8	1,308.4	6.6%	7.4%
Public Telephony	128.4	124.1	140.1	12.9%	9.2%
Long Distance Service	478.3	445.6	442.1	-0.8%	-7.6%
Inter-network Calls	805.5	866.7	849.3	-2.0%	5.4%
Interconnection	182.6	175.3	145.3	-17.1%	-20.4%
Lease of Means	53.9	77.7	79.7	2.5%	47.7%
Supplementary and Value Added Services	117.2	115.4	112.3	-2.7%	-4.2%
Other	9.7	8.6	8.7	1.1%	-10.3%
Mobile Telephony	-	150.7	182.3	21.0%	N.A.
Data Transmission	321.3	451.6	498.5	10.4%	55.1%

Deductions	(954.3)	(1,119.5)	(1,190.4)	6.3%	24.7%
NET REVENUES	2,360.9	2,522.9	2,576.3	2.1%	9.1%

COSTS & OPERATING EXPENSES	(1,369.2)	(1,689.8)	(1,822.2)	7.8%	33.1%
Personnel	(104.5)	(157.0)	(158.7)	1.1%	51.9%
Materials	(23.5)	(119.2)	(114.3)	-4.1%	385.6%
Subcontracted Services	(367.9)	(536.4)	(577.6)	7.7%	57.0%
Interconnection	(610.2)	(600.7)	(584.5)	-2.7%	-4.2%
Advertising and Marketing	(31.4)	(59.2)	(47.4)	-19.9%	50.8%
Provisions and Losses	(163.7)	(127.8)	(170.4)	33.3%	4.1%
Other	(68.0)	(89.6)	(169.3)	89.0%	149.0%

EBITDA	991.7	833.1	754.1	-9.5%	-24.0%
Depreciation and Amortization	(626.8)	(665.0)	(660.2)	-0.7%	5.3%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	364.9	168.1	93.9	-44.2%	-74.3%

Financial Result	(141.5)	(342.7)	(131.8)	-61.5%	-6.8%
Financial Revenues	48.1	297.6	169.5	-43.1%	252.1%
Financial Expenses	(189.6)	(400.2)	(301.3)	-24.7%	58.9%
Interest on Shareholders' Equity	-	(240.1)
-
				N.A.	N.A.

OPERATING PROFIT AFTER FINANCIAL
RESULT	223.4	(174.6)	(38.0)	-78.3%	N.A.

Non-Operating Revenues (Expenses)	(33.4)	(37.0)	(36.1)	-2.3%	8.1%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%
Other	(2.4)	(6.0)	(5.1)	-14.3%	112.4%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	190.0	(211.6)	(74.1)	-65.0%	N.A.

Income and Social Contribution Taxes	(73.0)	19.2	(6.1)	N.A.	-91.7%

EARNINGS BEFORE PROFIT SHARING	117.0	(192.4)	(80.2)	-58.3%	N.A.

Profit Sharing	(13.1)	-	-	N.A.	N.A.

Minority Interest	0.0	(5.5)	(2.6)	-51.9%	N.A.

EARNINGS BEFORE REVERSION OF
INTEREST ON SHAREHOLDERS' EQUITY	103.9	(197.8)	(82.8)	-58.1%	N.A.

Reversion of Interest on Shareholders' Equity	-	240.1	-	N.A.	N.A.

NET EARNINGS (LOSSES)	103.9	42.3	(82.8)	N.A.	N.A.

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%

NET EARNINGS (LOSSES) ADJUSTED BY
GOODWILL AMORTIZATION	134.9	73.3	(51.8)	N.A.	N.A.

Net Earnings (Losses)/1,000 shares - R$	0.1891	0.0761	(0.1491)	N.A.	N.A.
Net Earnings (Losses)/ADR - US$	0.1984	0.0972	(0.2014)	N.A.	N.A.

Brasil Telecom S.A.	Page 5 de 30

Table 2: Consolidated Income Statement - Brasil Telecom GSM

R$ Million	2Q05	3Q05	Δ Quarter

GROSS REVENUES	211.0	255.3	21.0%
Subscription	44.3	43.8	-1.1%
Utilization	29.8	53.6	79.6%
Interconnection	67.9	73.9	8.8%
Other Revenues	0.9	5.0	435.7%
Data Transmission	1.3	9.6	635.0%
Merchandise Sales (Handsets and Accessorie	66.7	69.4	4.0%
Deductions	(59.8)	(80.3)	34.3%
NET REVENUES	151.2	175.0	15.8%

COSTS & OPERATING EXPENSES	(309.0)	(301.2)	-2.5%
Personnel	(22.7)	(22.4)	-1.4%
Materials	(94.5)	(91.9)	-2.8%
Subcontracted Services	(80.4)	(88.7)	10.4%
Interconnection	(30.3)	(26.4)	-12.9%
Advertising and Marketing	(28.1)	(22.8)	-18.7%
Provisions and Losses	(8.7)	(13.0)	49.8%
Other	(44.4)	(36.0)	-18.8%

EBITDA	(157.9)	(126.2)	-20.1%
Depreciation and Amortization	(59.1)	(64.8)	9.7%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	(216.9)	(190.9)	-12.0%

Financial Result	(5.1)	(6.1)	20.9%
Financial Revenues	10.7	7.6	-29.0%
Financial Expenses	(15.7)	(13.7)	-12.9%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(222.1)	(197.1)	-11.3%

Income and Social Contribution Taxes	57.3	66.5	16.1%

NET EARNINGS (LOSSES)	(164.8)	(130.6)	-20.7%

Note: This income statement does not eliminate the inter-company transactions with Brasil Telecom S.A.

Brasil Telecom S.A.	Page 6 de 30

OPERATING PERFORMANCE

WIRELINE TELEPHONY

Network

Table 3: Network

PLANT	3Q04	2Q05	3Q05	Δ Quarter	Δ 12 Months

Lines Installed (Thousand)	10,725.4	10,807.0	10,796.0	-0.1%	0.7%
Additional Lines Installed (Thousand)	13.8	28.7	(11.0)	N.A.	N.A.

Lines in Service - LIS (Thousand)	9,604.3	9,540.1	9,549.0	0.1%	-0.6%
Residential	6,685.4	6,298.6	6,184.7	-1.8%	-7.5%
Non-Residential	1,451.5	1,449.0	1,442.2	-0.5%	-0.6%
Public Telephones	296.0	295.8	295.8	0.0%	-0.1%
Pre-paid	284.6	314.4	314.9	0.2%	10.6%
Hybrid Terminals	267.2	556.9	691.0	24.1%	158.6%
Other (including PBX)	619.5	625.3	620.4	-0.8%	0.1%
Additional LIS (Thousand)	(42.4)	27.7	9.0	-67.6%	N.A.

Average LIS (Thousand)	9,625.5	9,526.2	9,544.5	0.2%	-0.8%

LIS/100 Inhabitants	22.7	22.4	22.4	-0.2%	-1.6%
Public Telephones/1,000 Inhabitants	7.0	6.9	6.9	-0.3%	-1.1%
Public Telephones/100 Lines Installed	2.8	2.7	2.7	0.1%	-0.7%

Utilization Rate	89.5%	88.3%	88.4%	0.2 p.p.	-1.1 p.p.

Digitization Rate	99.60%	99.58%	99.96%	0.4 p.p.	0.4 p.p.

Wireline Network
The utilization rate reached 88.4% in 3Q05, showing that Brasil Telecom has a technical reserve of approximately 1.2 million lines installed, to serve immediately an increase in demand with no additional investments needed.

The hybrid terminal reached a 7.2% stake in plant in service by the end of September, against 5.8% in June. The hybrid terminal is only offered when the client’s bad debt is confirmed, specially in the switching stations where there is idle capacity.

Traffic

Table 4: Traffic

TRAFFIC	3Q04	2Q05	3Q05	Δ Quarter	Δ 12 Months

Exceeding Local Pulses (Million)	2,730.0	2,472.7	2,329.9	-5.8%	-14.7%

Long Distance Minutes (Million)	1,638.0	1,339.1	1,263.4	-5.7%	-22.9%

Fixed-Mobile Minutes (Million)	1,098.4	1,121.9	1,064.9	-5.1%	-3.1%

Exceeding Pulses/Average LIS/Month	94.5	86.5	81.4	-6.0%	-13.9%
LD Minutes/Average LIS/Month	56.7	46.9	44.1	-5.8%	-22.2%
Fixed-Mobile Minutes/Average LIS/Month	38.0	39.3	37.2	-5.3%	-2.2%

Billed Pulses
In 3Q05, Brasil Telecom reached 2.3 billion billed pulses, a 5.8% reduction in comparison to the previous quarter. Some of the reduction in local traffic is explained by the growth of broadband accesses sold in the period and the migration from wireline traffic to mobile.

Long Distance Traffic
Long distance traffic presented a 5.7% reduction in comparison to 2Q05, reaching 1.3 billion minutes in the 3Q05. Comparing to 3Q04, there was a 22.9% reduction caused by Anatel’s ruling, as of September 2004, which redefined the wireline local area division in the country. In this ruling, calls between close areas (áreas conurbadas), which were billed as long distance calls, are now considered local calls.

Brasil Telecom S.A.	Page 7 de 30

LD Market Share	At the end of 3Q05, Brasil Telecom reached a 57.4% market share in the interregional segment and a 35.0% market share in the international segment (quarterly average).

In the 3Q05, Brasil Telecom’s quarterly average long distance market share increased 0.1 p.p. in the intra-region segment as compared to the previous quarter, reaching 84.2%. Brasil Telecom reached a 91.1% market share in the intra-sector segment.

Inter-Network Traffic	Inter-network traffic decreased by 5.1% as compared to the 2Q05. VC-1 traffic represented 76.5% of the inter-network traffic, while VC-2 and VC-3 represented 13.8% and 9.7%, respectively.

Such performance is explained by a greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute is lower than the fixed-mobile minute.

Furthermore, Brasil Telecom made a co-billing agreement with a mobile operator, which generated a negative impact on VC-2 and VC-3 traffic.

Brasil Telecom S.A.	Page 8 de 30

MOBILE TELEPHONY

Table 5: Operational Data

Key Operational Data	4Q04	1Q05	2Q05	3Q05	Δ Quarter

Clients (thousands)	622.3	1,003.7	1,345.2	1,676.2	24.6%
Post-Paid (thousands)	205.7	322.5	356.6	456.5	28.0%
Pre-Paid (thousands)	416.6	681.2	988.6	1,219.6	23.4%
Gross Additions (thousands)	626.5	405.6	407.2	429.8	5.5%
Post-Paid (thousands)	209.5	122.8	47.3	120.2	154.1%
Pre-Paid (thousands)	417.0	282.8	359.9	309.6	-14.0%
Cancellations (thousands)	4.2	24.3	65.7	98.8	50.3%
Post-Paid (thousands)	3.8	60.3	13.2	20.2	53.2%
Pre-Paid (thousands)	0.5	18.2	52.5	78.5	49.5%
Annualized Churn	1.4%	11.9%	22.4%	26.1%	3.8 p.p.
Post-Paid	3.7%	91.3%	15.6%	19.9%	4.3 p.p.
Pre-Paid	0.2%	13.3%	25.2%	28.4%	3.3 p.p.
Market Share	3.2%	4.8%	5.9%	7.0%	1.1 p.p.
Served Localities	626	626	766	779	1.7%
Covered Population	81%	81%	85%	86%	1.2%
Base Stations	1,632	1,695	1,881	1,946	3.5%
Switches	3	6	6	8	33.3%
Employees	881	918	937	979	4.5%

Mobile Network
In only one year of operations, Brasil Telecom GSM reached 1.7 million mobile accesses in service. At the end of 3Q05, Brasil Telecom GSM’s subscriber base was 24.6% superior than the one observed in the 2Q05.

Client-Mix
At the end of 3Q05, our mobile operations had 456.5 thousand post-paid subscribers, representing 27.2% of our mobile customer base. This mix reflects a good perception of the Brasil Telecom brand in the corporate segment and the attentiveness by our clients of the benefits of convergence.

Coverage	During the 3Q05, Brasil Telecom GSM increased its coverage to 779 localities. Currently, the coverage reaches 86% of the Region’s population.

Brasil Telecom S.A.	Page 9 de 30

Market Share	At the end of 3Q05, Brasil Telecom GSM reached a 7.0% market share in its area of operations.

DATA
Broadband

ADSL Accesses
During the 3Q05, Brasil Telecom added 144.8 thousand accesses to its plant, amounting to 892.2 thousand broadband accesses in service by the end of September. In the last 12 months, the broadband plant increased 95.6%.

From the total broadband accesses, 93.1% represent residential market.

Brasil Telecom S.A.	Page 10 de 30

Internet Service Providers

BrTurbo, iG and iBest
Brasil Telecom began the operating integration process of its Internet Service Providers (ISP): iBest, iG and BrTurbo. This integration process is a natural step in the strategy to consolidate Brasil Telecom’s leadership in the Brazilian Internet market. Together, iG, iBest and BrTurbo have the largest subscriber base in Latin America, generating an expressive telecommunications traffic nationwide and offering a wide variety of services, from free dial up access and broadband to relationship channels and differentiated content.

Brasil Telecom seeks to be the main Brazilian Internet vehicle focused on communications, information, services and entertainment, supported by an intense relationship with its clients. Brasil Telecom’s ISPs operating integration will allow converging offers, with the best internet products and services portfolio within Brazil, besides more agility and efficiency of the investments and resources allocated in this business.

BrTurbo reached 473 thousand clients on Region II by the end of 3Q05, 20.5% greater than 2Q05.

At the end of September, Brasil Telecom’s ISPs had 640 thousand broadband customers in Brazil.

Brasil Telecom S.A.	Page 11 de 30

Financial Performance

REVENUES

Table 6: Consolidated Operating Gross Revenues

R$ Million	3Q04	2Q05	3Q05	Δ Quarter	Δ 12 Months

GROSS REVENUES	3,315.2	3,642.4	3,766.7	3.4%	13.6%

FIXED TELEPHONY	2,993.8	3,040.2	3,085.9	1.5%	3.1%
Local Service	1,218.3	1,226.8	1,308.4	6.6%	7.4%
Activation	7.7	7.1	4.9	-30.5%	-36.1%
Basic Subscription	800.6	866.3	916.0	5.7%	14.4%
Measured Service	386.7	334.2	369.5	10.6%	-4.4%
Lease of Facilities	0.4	0.4	0.4	-2.4%	-14.6%
Other	22.8	18.8	17.5	-6.9%	-23.2%

Public Telephony	128.4	124.1	140.1	12.9%	9.2%

Long Distance Service	478.3	445.6	442.1	-0.8%	-7.6%
Intra-Region	404.1	354.2	348.7	-1.5%	-13.7%
Inter-Region	67.0	78.3	81.1	3.6%	21.1%
International / Borderline	7.2	13.2	12.3	-6.6%	70.6%

Inter-Network Calls	805.5	866.7	849.3	-2.0%	5.4%
VC-1	562.8	533.7	540.7	1.3%	-3.9%
VC-2	156.1	192.5	174.5	-9.3%	11.8%
VC-3	86.3	137.0	130.9	-4.5%	51.6%
International	0.2	3.5	3.1	-10.1%	1402.9%

Interconnection	182.6	175.3	145.3	-17.1%	-20.4%
Fixed-Fixed	114.9	109.1	90.6	-17.0%	-21.2%
Mobile-Fixed	67.7	66.2	54.7	-17.4%	-19.2%

Lease of Means	53.9	77.7	79.7	2.5%	47.7%

Supplementary and Value Added Services	117.2	115.4	112.3	-2.7%	-4.2%

Other	9.7	8.6	8.7	1.1%	-10.3%

MOBILE TELEPHONY	-	150.7	182.3	21.0%	N.A.
Subscription	-	44.3	43.8	-1.1%	N.A.
Utilization	-	29.8	53.6	79.6%	N.A.
Interconnection	-	8.9	10.4	17.0%	N.A.
Other Services	-	0.9	5.0	435.7%	N.A.
Merchandise Sales (Handsets and Accessories)	-	66.7	69.4	4.0%	N.A.

DATA COMMUNICATIONS AND OTHER	321.3	451.6	498.5	10.4%	55.1%
Fixed	321.3	450.3	488.9	8.6%	52.1%
Mobile	-	1.3	9.6	635.0%	N.A.

Deductions	(954.3)	(1,119.5)	(1,190.4)	6.3%	24.7%
NET REVENUES	2,360.9	2,522.9	2,576.3	2.1%	9.1%

Brasil Telecom S.A.	Page 12 de 30

Local Service	Gross revenues from local services reached R$1,308.4 million in 3Q05, 6.6% greater than 2Q05’s, basically reflecting the tariff rates readjustment as of 07/03/2005.

Gross revenues from activation fees totaled R$4.9 million in 3Q05, 30.5% lower than gross revenues recorded in 2Q05. In the 3Q05 417.9 thousand lines were activated, in comparison with 373.4 thousand in the previous quarter. Brasil Telecom released a campaign, effective from July to December, 2005, where there is an activation fee exemption for hybrid terminals.

Gross revenues from basic subscription charges reached R$916.0 million in the quarter, a 5.7% increase as compared to the R$866.3 million booked in the 2Q05, explained, basically, by the 7.25% increase in the residential subscription rate.

Gross revenues from measured service totaled R$369.5 million in the 3Q05, a 10.6% increase as compared to the previous quarter. Though local traffic has demonstrated a 5.8% reduction, there are two factors that explain this variation: (i) a 7.27% tariff readjustment in pulse rate and (ii) a R$22 million reclassification in the 2Q05, which was not registered as measured service, but as subscription.

Public Telephony
Gross revenues from public telephony reached R$140.1 million in the 3Q05, exceeding by 12.9% the revenues achieved in the 2Q05, explained, basically, by the 7.37% increase in the public telephony card tariff. Such performance was influenced by Brasil Telecom’s commercial strategy in the period, which stimulated the acquisition of cards by distributors.

Long Distance
Gross revenues from LD calls reached R$442.1 million in 3Q05, representing a 0.8% reduction in comparison to 2Q05. This performance was influenced by the 5.7% reduction in LD traffic, partially offset by the 2.94% increase in the DLD basket.

Inter-Network
Gross revenues from inter-network calls reached R$849.3 million in the 3Q05, a 2.0% reduction as compared to the previous quarter, due to a 5.1% reduction on the inter-network traffic, partially offset by the 7.99% increase in VC-1 tariff, approved by Anatel in June.

In the 3Q05, there was a negotiation of the co-billing agreement with a mobile operator, which had a R$28.1 million negative impact in the inter- network revenue, VC-2 and VC-3, offset by a severance revenue.

Interconnection	Gross revenues from interconnection fees in the 3Q05 were of R$145.3 million, a 17.1% decrease as compared to the previous quarter, due, manily, to the 13.33% reduction in the TU-RL, as of 07/03/05.

Data Communications
In 3Q05, gross revenues from data communications and other services reached R$498.5 million, a 10.4% increase as compared to the previous quarter, the growth in network formation services (VPN, Vetor, Interlan) and a 19.4% expansion in ADSL accesses in service being worth noting.

Brasil Telecom S.A.	Page 13 de 30

One year ago, data communications revenues represented 9.7% of total revenues, while in the 3Q05 the segment began to represent 13.2% of total revenues.

Mobile Telephony	In the 3Q05, gross revenues from mobile telephony totaled R$182.3 million, of which R$112.9 million were related to services and R$69.4 million to the sale of handsets and accessories.

Wireline ARPU	Wireline ARPU (Net Revenues/Avg. LIS/month) was of R$85.6 in the 3Q05, against R$81.8 in the 2Q05.

Mobile ARPU	The blended mobile ARPU recorded in the 3Q05 was of R$28.2. The post-paid ARPU was of R$49.3 and the pre-paid ARPU was of R$20.4.

Table 7: ARPU Calculation – Mobile Telephony

R$ Thousands	1Q05	2Q05	3Q05

(+) Gross Revenues	182,531	210,975	255,349
(-) Handsets	(47,404)	(66,723)	(69,411)
Gross Service Revenues	135,127	144,253	185,938
(-) Taxes and Deductions	(36,170)	(39,190)	(57,154)
Net Service Revenues	98,956	105,063	128,784
(-) Net Revs Public Payphones +
Roaming	(27,348)	(8,262)	(934)
Quarterly Net Revenues	71,608	96,801	127,850
Monthly Net Revenues	23,869	32,267	42,617
Average Number of Clients	812,977	1,174,407	1,510,666
ARPU (R$)	29.4	27.5	28.2

Brasil Telecom S.A.	Page 14 de 30

COSTS AND EXPENSES

Table 8: Consolidated Operating Costs and Expenses

R$ Million	3Q04	2Q05	3Q05	ΔQuarter	Δ 12 Months

NET REVENUES	2,360.9	2,522.9	2,576.3	2.1%	9.1%

Costs	(1,480.7)	(1,646.8)	(1,638.1)	-0.5%	10.6%
Personnel	(30.1)	(38.8)	(39.4)	1.4%	30.8%
Materials	(22.0)	(105.1)	(104.6)	-0.4%	376.7%
Subcontracted Services	(774.0)	(797.2)	(794.1)	-0.4%	2.6%
Interconnection	(610.2)	(600.7)	(584.5)	-2.7%	-4.2%
Other	(163.8)	(196.5)	(209.7)	6.7%	28.0%
Depreciation and Amortization	(541.6)	(571.6)	(565.4)	-1.1%	4.4%
Other	(113.1)	(134.1)	(134.5)	0.4%	19.0%

GROSS PROFIT	880.1	876.2	938.2	7.1%	6.6%

Sales Expenses	(145.4)	(291.8)	(304.7)	4.4%	109.6%
Personnel	(36.1)	(61.8)	(62.4)	0.8%	72.8%
Materials	(0.4)	(8.4)	(6.5)	-22.4%	N.A.
Subcontracted Services	(106.7)	(216.6)	(230.1)	6.2%	115.8%
Advertising and Marketing	(31.4)	(59.2)	(47.4)	-19.9%	50.8%
Other	(75.2)	(157.4)	(182.7)	16.1%	142.9%
Depreciation and Amortization	(1.3)	(4.1)	(4.2)	1.7%	225.6%
Other	(0.9)	(0.8)	(1.5)	82.1%	65.5%

General and Administrative Expenses	(144.9)	(210.5)	(207.6)	-1.4%	43.2%
Personnel	(31.4)	(45.5)	(45.4)	-0.1%	44.8%
Materials	(0.7)	(5.2)	(2.4)	-54.7%	259.6%
Subcontracted Services	(103.6)	(149.5)	(150.4)	0.6%	45.1%
Depreciation and Amortization	(6.1)	(6.5)	(6.3)	-3.1%	2.4%
Other	(3.1)	(3.7)	(3.1)	-17.0%	-1.7%

Information Technology	(84.4)	(111.1)	(114.9)	3.4%	36.1%
Personnel	(6.9)	(10.9)	(11.5)	6.3%	66.3%
Materials	(0.5)	(0.4)	(0.8)	94.5%	47.8%
Subcontracted Services	(25.2)	(32.9)	(34.9)	5.9%	38.1%
Depreciation and Amortization	(46.6)	(61.1)	(61.6)	0.9%	32.2%
Other	(5.1)	(5.8)	(6.1)	5.2%	19.2%

Provisions and Losses	(163.7)	(127.8)	(170.4)	33.3%	4.1%
Doubtful Accounts	(97.9)	(83.2)	(103.7)	24.7%	6.0%
Contingencies	(65.8)	(44.6)	(66.7)	49.5%	1.4%

Other Operating Revenues (Expenses)	23.1	33.1	(46.8)	N.A.	N.A.
Goodwill Amortization	(31.2)	(21.8)	(22.8)	4.5%	-27.0%
Other	54.3	54.9	(24.0)	N.A.	N.A.

OPERATING PROFIT BEFORE FINANCIAL	364.9	168.1	93.9	-44.2%	-74.3%
RESULTS

R$ Million	3Q04	2Q05	3Q05	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,996.0)	(2,354.8)	(2,482.4)	5.4%	24.4%
Depreciation and Amortization	(626.8)	(665.0)	(660.2)	-0.7%	5.3%
Interconnection	(610.2)	(600.7)	(584.5)	-2.7%	-4.2%
Subcontracted Services	(367.9)	(536.4)	(577.6)	7.7%	57.0%
Personnel	(104.5)	(157.0)	(158.7)	1.1%	51.9%
Provisions and Losses	(163.7)	(127.8)	(170.4)	33.3%	4.1%
Materials	(23.5)	(119.2)	(114.3)	-4.1%	385.6%
Advertising and Marketing	(31.4)	(59.2)	(47.4)	-19.9%	50.8%
Other	(68.0)	(89.6)	(169.3)	89.0%	149.0%

R$ Million	3Q04	2Q05	3Q05	Δ Quarter	Δ 12 Months

COSTS AND OPERATING EXPENSES	(1,996.0)	(2,354.8)	(2,482.4)	5.4%	27.9%
(+) Depreciation and Amortization	626.8	665.0	660.2	-0.7%	10.9%
(+) Provisions and Losses	163.7	127.8	170.4	33.3%	-5.4%
(+) Other	68.0	89.6	169.3	89.0%	70.1%
(=) CASH COST	(1,137.5)	(1,472.4)	(1,482.5)	0.7%	39.8%

Brasil Telecom S.A.	Page 15 de 30

Operating Costs and Expenses
Operating costs and expenses totaled R$2,482.4 million in the 3Q05, against R$2,354.8 million in the previous quarter. The main items that influenced that performance were: provisions for contingencies (+49.5%), provisions for doubtful accounts (+24.7%), subcontracted services (+7.7%), advertising and marketing (-19.9%), materials (- 4.1%) and interconnection (-2.7%).

Cash costs (operating costs and expenses excluding depreciation, amortization, provisions, losses and other) was of R$1,482.5 million in the 3Q05, as compared to R$1,472.4 million in the 2Q05, an increase of 0.7% compared to the previous quarter.

Number of Employees
At the end of the 3Q05, 5,784 employees worked in Brasil Telecom’s wireline segment, against 5,719 employees in the previous quarter. Brasil Telecom GSM ended the 3Q05 with 971 employees, against 937 in the 2Q05.

By the end of September, 6,755 employees worked in the Brasil Telecom Group, a 1.5% increase in comparison to June, 2005.

Personnel	Total personnel costs and expenses reached R$158.7 million, a 1.1% growth as compared to the previous quarter. From this amount, approximately R$21.1 million correspond to profit sharing.

In comparison to 3Q04, the 51.9% variation in personnel costs and expenses is due to: (i) 6.8% increase in the number of employees, (ii)change in the accounting classification of profit sharing which, in 2004, was registered after the EBITDA and (iii) Collective Agreement, effective as of January, 2005, which resulted in a wage readjustment of 6.0%.

Subcontracted Services
Costs and expenses with subcontracted services, excluding interconnection costs and advertising and marketing expenses, totaled R$577.6 million in the 3Q05, exceeding by 7.7% the costs and expenses reported in the previous quarter.

Brasil Telecom S.A.	Page 16 de 30

This variation is explained by the following items:
	•	Commissions of ADSL sales - R$5.2 million higher;
•
R$4.8 million increase referring to the growth in post-paid handsets sales, which result in a compensation for Brasil Telecom GSM’s dealers in the amount of the price difference between post-paid and pre-paid handsets, once all handsets are initially sold at the pre-paid price;

	•	External plant maintenance, reflecting a 3.9% contract readjustment and bonuses for accomplishment of goals and quality indicators - R$7.4 million higher;
	•	Legal Consulting - R$14 million higher; and
	•	Pre-paid roaming expenses - R$9 million lower.

Interconnection	Interconnection costs totaled R$584.5 million in the 3Q05, 2.7% reduction as compared to the previous quarter, and 4.2% as compared to 3Q04.

Advertising and Marketing	Advertising and marketing expenses totaled R$47.4 million in the 3Q05, a 19.9% reduction as compared to the previous period.

Losses from Accounts Receivable as a Percentage of Gross Revenues
Losses from Accounts Receivable as a percentage of gross revenues in the 3Q05 were of 2.3%, against 2.3% in the 2Q05. Losses from accounts receivable totaled R$103.7 million in the 3Q05, a 24.7% increase as compared to the previous quarter.

The R$20.5 million increase is due to (i) R$8.9 million reversion in the 2Q05, (ii) conservative policy regarding losses and provisions for the mobile operations, and (iii) strike in the postal service, which led to delays in the delivery of bills.

Accounts Receivable	Brasil Telecom’s net accounts receivable totaled R$2,331.2 million at the end of the 2Q05, after the deduction of the provision for doubtful accounts in the amount of R$283.5 million.

Brasil Telecom S.A.	Page 17 de 30

Table 9: Gross Accounts Receivable

	Sep/04	Dec/04	Mar/05	Jun/05	Sep/05

Total (R$ Million)	2,284.4	2,354.8	2,456.8	2,517.0	2,614.7
Due	61.5%	64.5%	63.3%	65.0%	63.2%
Overdue (up to 30 days)	17.3%	16.4%	15.7%	15.6%	16.8%
Overdue (between 31-60 days)	5.8%	5.7%	6.4%	5.8%	5.8%
Overdue (between 61-90 days)	3.5%	3.7%	4.3%	3.5%	3.9%
Overdue (over 90 days)	11.9%	9.7%	10.3%	10.1%	10.3%

Provision for Contingencies	In the 3Q05, provisions for contingencies totaled R$66.9 million, an increase of R$22.1 million as compared to the 2Q05.

Materials
Costs and expenses with materials totaled R$114.3 million in the 3Q05, a 4.1% reduction as compared to the previous quarter. From this amount, R$90.2 million refer to costs with handsets and accessories in Brasil Telecom GSM, against R$86.9 million in the 2Q05.

In comparison to the same quarter last year, the variation in costs and expenses with material was of 385.6%, explained by the beginning of BrT GSM’s operation, which uses handsets and accessories inventory.

Other Operating Costs and Expenses/ Revenues	Other operating costs and expenses totaled R$169.3 million in the 3Q05.

In this quarter, Brasil Telecom acknowledged an additional R$83.3 million regarding the pension funds provision, due to an actuarial revision made by independent actuary on August 31, 2005.

EBITDA

Table 10: EBITDA Margin – Gains and Losses

R$ Million	3Q04	Vertical	1Q05	Vertical	2Q05	Vertical	3Q05	Vertical

GROSS REVENUES	3,315.2	140.4%	3,468.7	141.7%	3,642.4	144.4%	3,766.7	146.2%
Fixed Telephony	2,993.8	126.8%	2,901.1	118.5%	3,040.2	120.5%	3,085.9	119.8%
Local Service	1,218.3	51.6%	1,195.7	48.9%	1,226.8	48.6%	1,308.4	50.8%
Public Telephony	128.4	5.4%	86.9	3.6%	124.1	4.9%	140.1	5.4%
Long Distance Service	478.3	20.3%	430.2	17.6%	445.6	17.7%	442.1	17.2%
Fixed-Mobile Calls	805.5	34.1%	832.5	34.0%	866.7	34.4%	849.3	33.0%
Interconnection	182.6	7.7%	164.6	6.7%	175.3	6.9%	145.3	5.6%
Lease of Means	53.9	2.3%	65.9	2.7%	77.7	3.1%	79.7	3.1%
Supplementary and Value Added Services	117.2	5.0%	114.7	4.7%	115.4	4.6%	112.3	4.4%
Other	9.7	0.4%	10.4	0.4%	8.6	0.3%	8.7	0.3%
Mobile Telephony	-	0.0%	147.0	6.0%	150.7	6.0%	182.3	7.1%
Data Transmission	321.3	13.6%	420.6	17.2%	451.6	17.9%	498.5	19.4%

Deductions	(954.3)	-40.4%	(1,021.2)	-41.7%	(1,119.5)	-44.4%	(1,190.4)	-46.2%
NET REVENUES	2,360.9	100.0%	2,447.6	100.0%	2,522.9	100.0%	2,576.3	100.0%

COSTS & OPERATING EXPENSES	(1,369.2)	-58.0%	(1,616.7)	-66.1%	(1,689.8)	-67.0%	(1,822.2)	-70.7%
Personnel	(104.5)	-4.4%	(151.1)	-6.2%	(157.0)	-6.2%	(158.7)	-6.2%
Materials	(23.5)	-1.0%	(78.6)	-3.2%	(119.2)	-4.7%	(114.3)	-4.4%
Subcontracted Services	(367.9)	-15.6%	(489.8)	-20.0%	(536.4)	-21.3%	(577.6)	-22.4%
Interconnection	(610.2)	-25.8%	(576.1)	-23.5%	(600.7)	-23.8%	(584.5)	-22.7%
Advertising and Marketing	(31.4)	-1.3%	(62.0)	-2.5%	(59.2)	-2.3%	(47.4)	-1.8%
Provisions and Losses	(163.7)	-6.9%	(140.2)	-5.7%	(127.8)	-5.1%	(170.4)	-6.6%
Other	(68.0)	-2.9%	(118.8)	-4.9%	(89.6)	-3.5%	(169.3)	-6.6%

EBITDA	991.7	42.0%	830.9	33.9%	833.1	33.0%	754.1	29.3%

EBITDA of R$754.1 million	Brasil Telecom’s EBITDA was of R$754.1 million in the 3Q05. Consolidated EBITDA margin reached 29.3% in 3Q05, mainly affected by a 17.2% reduction in the interconnection revenue and by an

Brasil Telecom S.A.	Page 18 de 30

increase of 49.5% in provisions for contingencies, 24.7% in provisions for doubtful accounts and 7.7% in subcontracted services.

EBITDA/AVG.	In the 3Q05, the EBITDA/Avg. LIS/month reached R$26.3.
LIS/month

FINANCIAL RESULT

Table 12: Consolidated Financial Result

R$ million	3Q04	2Q05	2Q05	Δ Quarter	Δ 12 Months

Financial Revenue	48.1	297.6	169.5	-43.1%	252.1%
Local Currency	66.4	109.8	77.7	-29.2%	17.2%
Foreign Currency	(18.2)	187.8	91.7	-51.2%	N.A.
Financial Expense	(189.6)	(400.2)	(301.3)	-24.7%	58.9%
Local Currency	(191.2)	(187.0)	(170.7)	-8.7%	-10.8%
Foreign Currency	1.7	(213.2)	(130.6)	-38.7%	N.A.
Interest on Shareholders' Equity	-	(240.1)	-	N.A.	N.A.

Net Financial Expenses	(141.5)	(342.7)	(131.8)	-61.5%	-6.8%

Financial Result	In the 3Q05, Brasil Telecom recorded a negative consolidated financial result of R$131.8 million.

OTHER ITEMS

Reconstituted Goodwill Amortization
In the 3Q05, we amortized R$31.0 million of goodwill in connection with the acquisition of CRT (with no impact on cash flows and dividend distributions), which was accounted for as non-operational expense.

NET LOSS

Net loss totaled R$82.8 million in the 3Q05 (-R$0.1491/1,000 shares). Net loss/ADR in the period was of US$0.2014.

Brasil Telecom S.A.	Page 19 de 30

BALANCE SHEET

Table 13: Consolidated Balance Sheet – Brasil Telecom S.A.

	Jun/05	Set/05

CURRENT ASSETS	5,194.8	5,110.1

Cash and Equivalents	1,776.0	1,489.5
Accounts Receivables (Net)	2,250.2	2,331.6
Deferred and Recoverable Taxes	798.7	919.9
Other Recoverable Amounts	228.5	239.4
Inventory	73.5	68.7
Other	68.0	61.1

LONG TERM ASSETS	1,538.2	1,618.0

Loans and Financing	8.2	7.1
Deferred and Recoverable Taxes	878.9	937.6
Other	651.1	673.3

PERMANENT ASSETS	9,571.5	9,323.3

Investment (Net)	400.8	405.0
Property, Plant and Equipment (Net)	8,326.8	8,115.8
Property, Plant and Equipment (Gross)	25,126.5	25,475.1
Accumulated Depreciation	(16,799.7)	(17,359.3)
Deferred Assets (Net)	843.8	802.6

TOTAL ASSETS	16,304.4	16,051.4

CURRENT LIABILITIES	4,228.8	4,509.6

Loans and Financing	1,158.3	1,329.8
Suppliers	1,522.8	1,550.5
Taxes and Contributions	827.5	861.1
Dividends Payable	50.4	49.3
Provisions	327.0	335.4
Salaries and Benefits	125.4	158.7
Consignment for Third Parties	85.5	82.9
Authorization for Services Exploration	46.8	49.8
Other	85.1	92.0

LONG TERM LIABILITIES	5,721.0	5,293.1

Loans and Financing	3,842.3	3,304.8
Provisions	903.2	980.9
Taxes and Contributions	672.1	688.3
Authorization for Services Exploration	278.2	277.6
Other	25.2	41.5

DEFERRED INCOME	90.0	89.0

MINORITY INTEREST	33.3	10.8

SHAREHOLDERS' EQUITY	6,231.4	6,148.9

Capital Stock	3,435.8	3,435.8
Capital Reserves	1,517.6	1,517.6
Profit Reserves	287.7	287.7
Retained Earnings	1,145.0	1,062.6
Treasury Shares	(154.7)	(154.7)

TOTAL LIABILITIES	16,304.4	16,051.4

Brasil Telecom S.A.	Page 20 de 30

Table 14: Balance Sheet – Brasil Telecom GSM

R$ Million	Jun/05	Sep/05

CURRENT ASSETS	378.7	370.4

Cash and Equivalents	9.8	22.6
Accounts Receivables (Net)	178.8	142.3
Deferred and Recoverable Taxes	103.6	109.9
Other Recoverable Amounts	11.0	28.4
Inventory	68.4	62.7
Other	7.1	4.5

LONG TERM ASSETS	249.8	313.9

Deferred and Recoverable Taxes	247.5	311.3
Other	2.3	2.5

PERMANENT ASSETS	1,511.4	1,517.0

Property, Plant and Equipment (Net)	1,203.4	1,218.3
Property, Plant and Equipment (Gross)	1,305.1	1,369.3
Accumulated Depreciation	(101.7)	(151.0)
Deferred Assets (Net)	307.9	298.7

TOTAL ASSETS	2,139.9	2,201.2

CURRENT LIABILITIES	513.4	536.8

Loans and Financing	0.1	0.2
Suppliers	389.0	393.4
Taxes and Contributions	31.3	30.8
Dividends Payable	2.9	5.0
Salaries and Benefits	11.0	12.0
Consignment for Third Parties	16.7	10.4
Authorization for Services Exploration	46.8	47.2
Other	15.5	37.9

LONG TERM LIABILITIES	623.8	792.3

Loans and Financing	11.2	15.3
Provisions	0.3	0.7
Taxes and Contributions	0.1	0.2
Authorization for Services Exploration	266.2	268.2
Capitalized Resources	346.0	507.8

SHAREHOLDERS' EQUITY	1,002.7	872.1

Capital Stock	1,400.0	1,400.0
Capital Reserves	11.8	11.8
Retained Earnings	(409.1)	(539.7)

TOTAL LIABILITIES	2,139.9	2,201.2

Brasil Telecom S.A.	Page 21 de 30

INDEBTEDNESS

Table 15: Indebtedness

Sep/05	Currency	Annual Cost	Maturity	% Total	Balance (in R$ Million)

Short Term				28.7%	1,329.8
Private Debenture (BRP)	R$	100% CDI	Jul/2006		537.3
Inter Company (BRP)	US$	1.75%	Jul/2014		6.7
BNDES	R$	TJLP + 6.5%	dec/2007		15.9
BNDES	R$	TJLP + 3.85%	dec/2007		354.8
BNDES	R$	TJLP + 3.85%	oct/2007		83.1
BNDES	R$	Basket + 6.5%	dec/2007		29.8
BNDES	R$	Basket + 3.85%	nov/2007		10.2
BNDES	R$	Basket + 5.5%	apr/2011		15.5
BNDES	R$	TJLP + 5.5%	apr/2011		109.8
BRDE	R$	IGP-M+12.0%	sep/2006		9.5
BB	R$	14%	jan/2008		5.1
BRB - GSM	R$	2.47%	jan/2034		0.2
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		23.8
Bonds - US$ 200 MM	US$	9.38%	feb/2014		5.6
Financial Institutions I	US$	Lib6 + 4.0%	mar/2006		4.8
Financial Institutions II	US$	Lib6 + 2.4%	dec/2005		4.0
Financial Institutions III	US$	Lib6 + 0.5%	jul/2008-jul/2013		10.7
Financial Institutions IV	Yen$	Jibor6 + 1.92%	mar/2011		42.3
Financial Institutions V	Yen$	3.35%	feb/2009		0.4
Suppliers I	US$	Lib3 + 2.95%	jun/2007		0.5
Suppliers II	US$	1.75%	feb/2014		0.2
Hedge Adjustment					59.6
Long Term				71.3%	3,304.8
Inter Company (BRP)	US$	1.75%	Jul/2014		48.9
BNDES	R$	TJLP + 6.5%	dec/2007		19.4
BNDES	R$	TJLP + 3.85%	dec/2007		525.7
BNDES	R$	TJLP + 3.85%	oct/2007		99.3
BNDES	R$	Basket + 6.5%	dec/2007		36.5
BNDES	R$	Basket + 3.85%	nov/2007		12.5
BNDES	R$	Basket + 5.5%	apr/2011		129.8
BNDES	R$	TJLP + 5.5%	apr/2011		742.0
BB	R$	14%	jan/2008		6.7
BRB - GSM	R$	2.47%	jan/2034		15.3
BRB - Fixa	R$	2.47%	jan/2034		2.3
Debentures 3rd Public Issuance	R$	CDI + 1.0%	jul/2009		500.0
Bonds - US$ 200 MM	US$	9.38%	feb2014		444.4
Financial Institutions III	US$	Lib6 + 0.5%	jul/2008-jul/2013		39.8
Financial Institutions IV	Yen$	Jibor6 + 1.92%	mar/2011		380.1
Financial Institutions V	Yen$	3.35%	feb/2009		1.1
Financial Institutions VI	US$	0.00%	dec/2015		22.1
Suppliers I	US$	Lib3 + 2.95%	jun/2007		0.3
Suppliers II	US$	1.75%	feb/2014		1.2
Hedge Adjustment					277.2
Total Debt				100.0%	4,634.6

Total Debt
At the end of September, 2005, Brasil Telecom’s consolidated total debt was of R$4,634.6 million, 7.3% lower than the amount recorded at the end of June, 2005, due to the appreciation of the Real and to the amortization of the convertible debentures.

BNDES approves issuance of new tranche
On July 15, 2005, BNDES approved the issuance of R$252 million. This tranche is part of the debt raised with BNDES in 2004. Of the total amount 85% were issued in TJLP +5.5% p.a. with the remainder issued in Currency Basket + 5.5% p.a.

Brasil Telecom S.A.	Page 22 de 30

Net Debt	Net debt totaled R$3,145.1 million, a 2.5% reduction as compared to the previous quarter.

Table 16: Indebtedness by Currency

Debt BTM (R$ Million)	Set 2004	Jun 2005	Sep 2005	Δ Quarter	Δ Year

Short Term	1,442.9	1,158.3	1,329.8	14.8%	-7.8%
In R$	1,316.0	1,019.1	1,139.4	11.8%	-13.4%
In US$	51.0	52.8	32.5	-38.6%	-36.4%
In Yen	0.8	3.3	42.8	1196.5%	5245.3%
In Currency Basket	53.5	49.3	55.5	12.7%	3.8%
Hedge Adjustment	21.6	33.8	59.6	76.2%	176.0%
Long Term	3,978.8	3,842.3	3,304.8	-14.0%	-16.9%
In R$	2,410.3	2,368.3	1,910.8	-19.3%	-20.7%
In US$	751.4	598.3	556.8	-6.9%	-25.9%
In Yen	562.8	458.6	381.2	-16.9%	-32.3%
In Currency Basket	190.5	170.6	178.8	4.8%	-6.1%
Hedge Adjustment	63.9	246.5	277.2	12.4%	333.8%
Total Debt	5,421.7	5,000.6	4,634.6	-7.3%	-14.5%
(-) Cash	2,598.9	1,776.0	1,489.5	-16.1%	-42.7%
Net Debt	2,822.8	3,224.6	3,145.1	-2.5%	11.4%
(-) Inter Company with BRP	1,014.7	1,040.3	592.9	-43.0%	-41.6%
Net Debt Ex-Inter Company with BRP	1,808.1	2,184.3	2,552.2	16.8%	41.1%

Long-term debt	As of September, 2005, 71.3% of the total debt corresponded to long-term debt, which presented the following amortization schedule:

Table 17: Long-term Debt Amortization Schedule

Maturity	% Long Term Debt

2006	5.3%
2007	26.1%
2008	13.6%
2009	25.8%
2010	11.4%
2011 and after	17.8%

Foreign Currency Debt
At the end of September 2005, the foreign-currency-denominated debt totaled R$1,584.4 million, of which R$589.3 million were denominated in US dollars, R$234.3 million in currency basket and R$423.9 million in Yens.

On September 30, 2005, 58.3% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 12.1% was exposed to exchange rate variations.

Year-to-date Debt Cost	Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 11.0% p.a., or 57.9% of the CDI.

Leverage Ratio	As of September 30, 2005, Brasil Telecom’s financial leverage ratio, represented by the ratio of its net debt and shareholders’ equity, was equal to 51.1%, against 51.7% in June.

Brasil Telecom S.A.	Page 23 de 30

INVESTMENT IN PERMANENT ASSETS

Table 18: Permanent Assets Investments Breakdown

R$ Million	3Q04	4Q04	1Q05	2Q05	3Q05	Δ Quarter	Δ 12 Months

Network Expansion	107.2	240.5	65.0	195.3	179.4	-8.2%	67.4%
Conventional Telephony	20.0	95.4	16.5	81.0	47.6	-41.2%	138.5%
Transmission Backbone	10.3	22.2	3.9	15.8	17.2	9.1%	67.5%
Data Network	74.1	108.7	42.0	88.9	109.9	23.7%	48.3%
Intelligent Network	0.6	5.2	0.4	4.7	1.3	-72.6%	101.3%
Network Management Systems	0.1	2.9	-	1.6	1.0	-36.7%	650.2%
Other	2.0	6.0	2.2	3.3	2.3	-30.0%	15.5%
Network Operation	71.9	85.3	58.3	58.1	70.1	20.7%	-2.5%
Public Telephony	0.7	0.9	1.2	0.7	0.9	23.4%	27.1%
Information Technology	41.2	106.0	19.7	37.9	44.5	17.4%	8.0%
Expansion Personnel	19.8	19.1	21.0	21.6	21.5	-0.2%	8.5%
Other	13.4	162.0	26.4	37.2	80.5	116.6%	501.4%
Expansion Financial Expenses	(17.6)	6.5	4.6	1.7	5.7	234.0%	N.A.

Total - Fixed Telephony	236.5	620.3	196.2	352.5	402.6	14.2%	70.2%

	3T04	4T04	1T05	2T05	3T05	Δ Trimestre	Δ Ano

Brasil Telecom GSM	486.4	415.2	85.9	87.4	70.4	-19.5%	-85.5%
Expansion Financial Expenses PCS	16.3	2.7	-	-	-	N.A.	N.A.

Total - Mobile Telephony	502.7	417.9	85.9	87.4	70.4	-19.5%	-86.0%

Total Investments	739.2	1,038.2	282.2	439.9	473.0	7.5%	-36.0%

Investments in Permanent Assets	Brasil Telecom’s investments totaled R$473.0 million in the 2Q05, of which R$402.6 million were invested in the wireline network and R$70.4 million in the mobile network.

Up to the 3Q05, wireline telephony investments amounted to R$951.2 million, compared to R$1,070.9 million in the first 9 months of 2004, which included R$352.5 million from the acquisition of MetroRED and Vant.

Brasil Telecom S.A.	Page 24 de 30

CASH FLOW

Table 19: Consolidated Cash Flow

R$ Million	3Q04	2Q05	3Q05

OPERATING ACTIVITIES
(+) Net Income of the Period	103.9	42.3	(82.8)
(+) Minority Participation	(0.0)	5.5	2.6
(+) Items with no Cash Effects	949.4	1,053.9	1,150.4
Depreciation and Amortization	657.9	696.3	696.6
Losses with Accounts Receivable from Services	95.5	86.0	86.4
Provision for Doubtful Accounts	5.7	(2.8)	17.3
Provision for Contingencies	51.6	44.6	66.7
	3.4	2.3	86.1
Deferred Taxes	(52.0)	102.0	58.0
Result from the Write-off of Permanent Assets	17.8	7.0	2.1
Financial Expenses	158.7	108.1	137.2
Other Expenses/Revenues with no Cash Effects	10.8	10.3	-
(-) Equity Changes	235.4	402.4	419.3
(=) Cash Flow from Operating Activities	817.9	699.2	651.0

INVESTMENT ACTIVITIES
Financial Investments	(0.5)	(0.3)	(0.3)
Investment Suppliers	416.6	24.5	37.8
Funds from Sales of Permanent Assets	2.3	0.8	1.8
Investments in Permanent Assets	(756.8)	(447.1)	(467.3)
Other Investment Flows	(0.4)	-	-
(=) Cash Flow from Investment Activities	(339.0)	(422.0)	(427.9)

FINANCING ACTIVITIES
Dividens/Interests on Shareholders' Equity paid in the Period	(0.5)	(200.1)	(0.7)
Loans and Financing	136.6	(185.9)	(503.0)
Loans Obtained	804.1	6.4	257.8
Loans Paid	(522.0)	(132.8)	(542.0)
Interest Paid	(145.5)	(59.6)	(218.9)
Change in Shareholders' Equity	5.5	-	-
Acquisition of Own Shares	(2.0)	-	-
Other Financing Flows	9.7	31.7	(5.8)
(=) Cash Flow from Financing Activities	149.2	(354.4)	(509.6)

CASH FLOW OF THE PERIOD	628.2	(77.2)	(286.5)

Cash and Cash Equivalents - current balance	2,598.9	1,776.0	1,489.5
Cash and Cash Equivalents - previous balance	1,970.7	1,853.1	1,776.0
Variation in Cash and Cash Equivalents	628.2	(77.1)	(286.5)

OPERATING CASH FLOW	817.9	699.2	651.0
(-) Investments on Permanent Assets (includes Investment Suppliers)	(339.0)	(422.0)	(427.9)
(-) Interest Paid	(145.5)	(59.6)	(218.9)

(=) FREE CASH FLOW	333.5	217.6	4.2

Brasil Telecom S.A.	Page 25 de 30

STOCK MARKET

Table 20: Stock Market Performance

	Closing Price as of Sep/30/05	Performance

		In 3Q05	In 12 months	In 24 months

Common Shares (BRTO3) (in R$/1,000 shares)	19.60	25.6%	60.7%	54.3%
Preferred Shares (BRTO4) (in R$/1,000 shares)	10.65	5.4%	-6.3%	-18.0%
ADR (BTM) (in US$/ADR)	14.33	11.8%	19.5%	5.7%
Ibovespa (points)	31,584	26.1%	35.9%	97.3%
Itel (points)	859	3.9%	4.0%	19.6%
IGC (points)	3,272	30.5%	57.0%	140.7%
Dow Jones (points)	10,569	2.9%	4.8%	13.9%

Table 21: Theoretical Portfolio Participation – September / December

	Ibovespa	Itel	IGC

BRTO3	-	-	0.017%
BRTO4	2.282%	5.966%	0.717%

Brasil Telecom S.A.	Page 26 de 30

SHAREHOLDING STRUCTURE

Table 22: Shareholding Breakdown

	Ordinárias	%	Preferenciais	%	Total	%

Brasil Telecom Participações	247,276,380,758	99.1%	116,685,184,225	38.2%	363,961,564,983	65.5%
ADR	-	0.0%	21,270,501,000	7.0%	21,270,501,000	3.8%
Treasury	-	0.0%	13,679,382,322	4.5%	13,679,382,322	2.5%
Other	2,320,668,784	0.9%	189,016,047,064	61.8%	191,336,715,848	34.5%

Total	249,597,049,542	100.0%	305,701,231,289	111.4%	555,298,280,831	106.3%

	Ordinárias	%	Preferenciais	%	Total	%

Brasil Telecom Participações	247,276,380,758	99.1%	116,685,184,225	38.2%	363,961,564,983	65.5%
ADR	-	0.0%	19,216,455,000	6.3%	19,216,455,000	3.5%
Treasury	-	0.0%	13,679,382,322	4.5%	13,679,382,322	2.5%
Other	2,320,668,784	0.9%	156,120,209,742	51.1%	158,440,878,526	28.5%

Total	249,597,049,542	100.0%	305,701,231,289	100.0%	555,298,280,831	100.0%

CORPORATE GOVERNANCE

Extraordinary General Shareholders’ Meeting changes Board of Directors
In Brasil Telecom’s Extraordinary General Shareholders Meeting held on September 30, 2005, the shareholders resolved to appoint new members for the Company’s Board of Directors, which now presents the following members:

Effective	Alternate

Sergio Spinelli Silva Jr.	Alberto Ribeiro Güth
Pedro Paulo Elejalde de Campos	Marcel Cecchi Vieira
Elemér André Surányi	Renato Carvalho do Nascimento
Kevin Michael Altit	Adriana Duarte Chagastelles
André Urani	Carmen Sylvia Motta Parkinson
Jorge Luiz Sarabanda da Silva Fagundes	Célia Beatriz Padovan Pacheco

New Senior Management
Right after the closing of Brasil Telecom S.A.’s Extraordinary General Shareholders’ Meeting, held on this date, the new effective members of the Board of Directors deliberated on the replacement of Mrs. Carla Cico from the positions of Chief Executive Officer, Chief Financial Officer and Investor Relations Officer, and appointed Messrs. Ricardo Knoepfelmacher, to the position of Chief Executive Officer, Charles Laganá Putz to the position of Chief Financial Officer and Investor Relations Officer, and Luiz Francisco Tenório Perrone to the position of Human Resources Officer and Francisco Aurélio Sampaio Santiago to the position of Network Officer.

Brasil Telecom S.A.	Page 27 de 30

Extraordinary General Shareholders’ Meeting to change Board of Directors
In Brasil Telecom’s Extraordinary General Shareholders Meeting to be held on November 17, 2005, the shareholders will deliberate the replacement of the effective and alternate members of the Fiscal Council, who were elected by the vote of Brasil Telecom Participações S.A., Messrs. Luiz Otavio Nunes West, Gilberto Braga, Luiz Fernando Cavalcanti Trocoli, Augusto César Calazans Lopes, Raimundo José do Prado Vieira e Genivaldo Almeida Bonfim.

ACKNOWLEDGEMENTS

“Transparency Award” - Finalist
Brasil Telecom awarded once again the “Transparency Award”- Finalist. This award is offered by the Associação Nacional dos Executivos de Finanças, Administração e Contabilidade (ANEFAC), by Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI) and by SERASA.

Only 10 companies, selected from the 500 largest and best private companies in Brazil in the commercial, industry and services (except financial services) areas and the top 50 state owned companies, are allowed to participate in the “Transparency Award 2005” referring to the 9th ANEFAC/FIPECAFI/SERASA Award.

Being one of the companies that is allowed to participate in such contest for the fourth consecutive year increases Brasil Telecom`s credibility, in a manner that its Financial Statements and its Management Report are submitted to an independent interest analysis conducted by acknowledged institutions, which are capable to confirm the quality of the information presented.

“Top 100 Telecom Companies ion 2005 – ComputerWorld”
In IDG Brasil’s journal, ComputerWorld, special edition “100 Maiores de TELECOM 2005 – ComputerWorld” (Top 100 Telecom Companies in 2005), Brasil Telecom was picked, among 200 companies, as the leading company of the year in the following segments: Domestic Long Distance, Intelligent Services (0800/0500/0300) and Corporate Data Communications.

Institutional Investor Research Group - IIRG
In Institutional Investor Research Group – IIRG’s press release, disclosed on September 13, Brasil Telecom’s Investor Relations team was considered, by research among 59 sell side analysts, the second best in the Latin American telecommunications sector.

Brasil Telecom S.A.	Page 28 de 30

SELECTED DATA

Table 23: Indicators’ Evolution

WIRELINE NETWORK	3Q04	4Q04	1Q05	2Q05	3Q05

Lines installed (thousand)	10,725	10,737	10,778	10,807	10,796
Additional lines installed (thousand)	14	12	41	29	(11)

Lines in service - LIS (thousand)	9,604	9,503	9,512	9,540	9,549
Residential (thousand)	6,685	6,445	6,379	6,299	6,185
Non-residential (thousand)	1,451	1,433	1,440	1,449	1,442
Public phones (thousand)	296	296	296	296	296
Pre-paid (thousand)	285	297	311	314	315
Hybrid (thousand)	267	408	465	557	691
Other (including PBX) (thousand)	620	624	620	625	620
Additional lines in service (thousand)	(42)	(101)	9	28	9
Average lines in service (thousand)	9,626	9,554	9,508	9,526	9,544

Utilization rate	89.5%	88.5%	88.3%	88.3%	88.4%

Teledensity (LIS/100 inhabitants)	22.7	22.4	22.4	22.4	22.4

ADSL lines in service (thousand)	456.1	535.5	625.3	747.4	892.2

MOBILE NETWORK	3Q04	4Q04	1Q05	2Q05	3Q05

Clients (thousand)	-	622	1,004	1,345	1,676
Post-paid (thousand)	-	206	322	357	457
Pre-paid (thousand)	-	417	681	989	1,220
Gross Additions	-	627	406	407	430
Cancellations	-	4	24	66	99
Anualized churn	-	1.4%	11.9%	22.4%	26.1%
# of employees - Mobile Telephony	822	881	918	937	971

TRAFFIC	3Q04	4Q04	1Q05	2Q05	3Q05

Exceeding local pulses (million)	2,730	2,773	2,305	2,473	2,330

Domestic long distance - DLD (million minutes)	1,638	1,437	1,334	1,339	1,263

Fixed-mobile (million minutes)	1,098	1,180	1,126	1,122	1,065

PRODUCTIVITY	3Q04	4Q04	1Q05	2Q05	3Q05

# of employees - Fixed Telephony	5,503	5,799	5,685	5,719	5,784
Average # of employees	5,445	5,651	5,742	5,702	5,752
LIS/employee	1,745	1,639	1,673	1,668	1,651

Net revenue/average # of employees/month (R$ thousand)	144.5	145.5	142.1	147.5	149.3
EBITDA/average # of employees/month (R$ thousand)	60.7	45.6	48.2	48.7	43.7
Net earnings/average # of employees/month (R$ thousand)	6.4	1.2	0.2	2.5	(4.8)

Exceeding local pulses/average LIS/month	94.5	96.7	80.8	86.5	81.4
DLD minutes/average LIS/month	56.7	50.1	46.8	46.7	44.1
Fixed-mobile minutes/average LIS/month	38.0	41.2	39.5	39.4	37.2

Net revenue/average LIS/month (R$)	81.8	83.9	83.2	84.6	85.6
EBITDA/average LIS/month (R$)	34.3	27.0	29.1	29.2	26.3
Net earnings/average LIS/month (R$)	3.6	0.7	0.1	1.5	(2.9)

PROFITABILITY	3Q04	4Q04	1Q05	2Q05	3Q05

EBITDA margin	42.0%	31.3%	33.9%	33.0%	29.3%

Net margin	4.4%	0.8%	0.1%	1.7%	-3.2%

Return on equity - ROE	1.6%	0.3%	0.0%	0.7%	-1.3%

CAPITAL STRUCTURE	3Q04	4Q04	1Q05	2Q05	3Q05

Cash and cash equivalents (R$ million)	2,599	2,398	1,853	1,776	1,489

Total debt (R$ million)	5,422	5,281	5,105	5,001	4,635
Short term debt	26.6%	20.9%	20.5%	23.2%	28.7%
Long term debt	73.4%	79.1%	79.5%	76.8%	71.3%

Net debt (R$ million)	2,823	2,884	3,251	3,225	3,145

Debt with BRP (inter-company + debenture) (R$ million)	1,015	1,047	1,006	1,040	593
Net debt excluding debt with BRP (R$ million)	1,808	1,837	2,246	2,184	2,552

Shareholders' equity (R$ million)	6,698	6,482	6,422	6,231	6,149

Net debt/shareholders' equity	42.1%	44.5%	50.6%	51.7%	51.1%
Net debt excluding debt with BRP/shareholders' equity	27.0%	28.3%	35.0%	35.1%	41.5%

Brasil Telecom S.A.	Page 29 de 30

COMING EVENTS

Conference Call and Webcast: 3Q05 Results
Connection numbers:
   Participants in USA: (1-800) 860-2442
   Participants from other countries: (1-412) 858-4600
   Participants in Brazil: (11) 4613-0502
Link: http://www.brasiltelecom.com.br/ir/
Date: October 24 (Monday)
Time: 12 p.m. (New York time)

IR CONTACTS

Renata Fontes (Gerente) Tel: (55 61) 3415-1256........renatafontes@brasiltelecom.com.br
Flávia Menezes Tel: (55 61) 3415-1411.....................flaviam@brasiltelecom.com.br
Ruy Nagano Tel: (55 61) 3415-1291..........................ruy.nagano@brasiltelecom.com.br
Carla Bernardes Tel: (55 61) 3415-1123.....................carla.bernardes@brasiltelecom.com.br

MEDIA CONTACTS

Cesar Borges Phone: (55 61) 3415-1378.....................cesarb@brasiltelecom.com.br

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom S.A.	Page 30 de 30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer